Special Invitation Follow our conference call 2014 - 4th Quarter Results
Itaú Unibanco Holding S.A. (BM&FBovespa: ITUB4 and ITUB3; NYSE: ITUB and BCBA:ITUB4) is pleased to invite you to participate in our conference calls about the 2014 - 4th quarter results.

The live webcast will be available at www.itau.com.br/investor-relations

Portuguese: 10:30 AM (Brasília time) 07:30 AM (EST) (55-11) 2820-4001 (55-11) 3193-1001	English: 12:00 PM (Brasília time) 09:00 AM (EST) (1-866) 262-4553 (toll free from USA) (55-11) 2820-4001 or (55-11) 3193-1001 (in Brazil) (1-412) 317-6029 (other countries)

Roberto Egydio Setubal
Executive President and CEO

Alfredo Egydio Setubal
Executive Vice President and IRO

Caio Ibrahim David
Executive Vice President and CFO

Marcelo Kopel
Corporate Controller & Head of Investor Relations

The conference calls will also be archived in audio format on the same website. To access an audio replay of the conference calls, which will be available until February 10, 2015, dial (55 11) 3193-1012 or (55 11) 2820-4012. Access codes: 3503692# (call in Portuguese) and 2225864# (call in English). On the morning of the conference call, the slide presentation will be available for viewing and downloading. If you have any questions, please contact Mrs. Doris Pompeu at GlobalRI, at (55 11) 5042-6700 or doris.pompeu@globalri.com.br.